Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Agreement to Acquire its 16th Capesize Vessel and New Time Charter

May 24, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel (the “Vessel”).

The Vessel was built in 2012 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 181,000 deadweight tons (“dwt”) and will be renamed M/V Worldship. The Worldship is expected to be delivered within the third quarter of 2021, subject to the satisfaction of certain customary closing conditions. Following her delivery, Seanergy’s fleet will increase to 16 Capesize vessels with an aggregate cargo capacity of approximately 2,800,000 dwt.

The Vessel is fitted with a scrubber and a ballast water treatment system, while the special survey will be completed by the current owner prior to the delivery and, therefore, the Company does not anticipate incurring any off-hire or capital expenditure for this Vessel at least for the next two years.

The purchase price of $33.7 million is expected to be funded with cash on hand and debt financing.

In addition, taking advantage of the current strong market conditions, Seanergy has fixed one of its Capesize vessels, the M/V Patriotship, at $31,000 per day for a period employment of 12-18 months with a major European cargo operator. The contract is expected to commence upon the Patriotship’s upcoming delivery to the Company, which is anticipated in the beginning of June 2021.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am very pleased to announce another timely acquisition of a high-quality Capesize vessel built by a renowned shipyard in Japan. The addition of the M/V Worldship to our fleet will further enhance our operating leverage as a leading pure-play Capesize company.

This should be a highly accretive transaction for our shareholders as it will be funded by Seanergy’s strong liquidity, consisting of cash on hand and loan facilities at competitive terms.

Our fleet is currently operating in a decade-high freight environment, where the Capesize forward freight contracts (“FFA”) for the second half of 2021 exceed $30,000 per day. Based on the anticipated delivery of the Vessel in the mid of the third quarter of 2021, the incremental gross revenue from this acquisition may exceed $4 million for the remainder of the year.”

Company fleet upon vessels’ delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	T/C Index Linked
Hellasship	Capesize	181,325	2012	Imabari	T/C Index Linked
Flagship	Capesize	176,387	2013	Mitsui Engineering	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage/Spot
Tradership*	Capesize	176,925	2006	Japanese Shipyard	N/A
Patriotship*	Capesize	181,709	2010	Japanese Shipyard	T/C - $31,000 / day
Worldship**	Capesize	181,000	2012	Japanese Shipyard	N/A
Total / Average age		2,800,000	11.8

*	deliveries expected by mid-June 2021

**	delivery expected in Q3 2021

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. On a ‘fully-delivered’ basis, the Company's fleet will consist of 16 Capesize vessels with average age of 11.8 years and aggregate cargo carrying capacity of above 2,800,000 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com